CONFIDENTIAL TREATMENT REQUESTED BY LIMITED BRANDS, INC.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

June 20, 2008

Via Facsimile and Overnight Delivery

Re:	Limited Brands, Inc.
Form 10-K for Fiscal Year Ended February 2, 2008
Filed March 28, 2008
File No. 1-8344

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20459

Dear Mr. Reynolds:

On behalf of Limited Brands, Inc. (“Limited Brands” or the “Company”), set forth below are Limited Brands’ responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 23, 2008 relating to the above referenced filing (the “Comment Letter”). For the Staff’s convenience, the comments of the Staff are reproduced in italicized font below and are followed in each case by the response of Limited Brands. A copy of this letter with the confidential portions of the response redacted is also being filed with the Commission today via EDGAR as a correspondence file.

We note that during a June 4, 2008 conversation between Staff member Ms. Janice McGuirk and Ms. Ning Chiu of Davis Polk & Wardwell (the Company’s external counsel), Ms. McGuirk agreed to extend until June 23, 2008, the time in which Limited Brands had to respond to the Comment Letter.

Signature Page

As required by General Instruction D.2(a) for Form 10-K, the signature of the principal accounting officer or controller must be included. Please include the appropriate signature or title.

Stuart B. Burgdoerfer, the Company’s Executive Vice President and Chief Financial Officer, is the Company’s principal accounting officer in addition to the Company’s principal financial officer. The Company is aware of the requirement in General Instruction D.2(a) and will clearly identify Mr. Burgdoerfer as the principal accounting officer in all future filings (including the Company’s quarterly report on Form 10-Q filed on June 6, 2008).

*** CONFIDENTIAL TREATMENT REQUESTED BY LIMITED BRANDS, INC.

PURSUANT TO RULE 83

Part II

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

18. Segment Information, page 77

We note that your wholly-owned subsidiary, Mast, is an importer serving Victoria’s Secret and third party customers (including Express and Limited via transition agreements). We also note that Mast has published its sales history on its website (www.mast.com) through the year ended 2005 (i.e. 2005 sales of approximately $2.89 billion). Based on the foregoing, tell us how you have considered paragraphs 10 and 18 of SFAS 131 in determining that Mast is not a separate operating segment. In conjunction with your response, please provide us with Mast’s sales, both to external customers and intersegment sales, for fiscal years ended February 2, 2008 and February 3, 2007.

As the Staff notes, Mast is a wholly-owned subsidiary of the Company that imports apparel merchandise on behalf of Victoria’s Secret and third party customers. Currently, Mast’s third party customers include Express and Limited Stores, both of whom were wholly-owned subsidiaries of the Company prior to the July 2007 and August 2007 divestitures of 75% of our ownership interests, respectively, in addition to other third party customers. At the Staff’s request, following is a table detailing Mast’s sales to external customers and intersegment sales for fiscal years ended February 2, 2008 and February 3, 2007.

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*** CONFIDENTIAL TREATMENT REQUESTED BY LIMITED BRANDS, INC.

PURSUANT TO RULE 83

Paragraph 10 of SFAS 131 states:

“An operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.

An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues.”

The Company has evaluated Mast in accordance with the provisions of paragraph 10 of SFAS 131 as follows:

10.a./10.c.	With respect to paragraph 10.a., Mast meets the operating segment criterion as Mast engages in business activities from which it earns revenues and incurs expenses (including revenues and expenses relating to transactions with other components of the Company). Mast also meets the operating segment criterion in 10.c. as discrete financial information is available.

10.b.	With respect to paragraph 10.b., Mast does not meet the operating segment criterion because Mast’s operating results are not regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance. The Company has identified Leslie H. Wexner, Chairman of the Board of Directors and Chief Executive Officer, as the Company’s chief operating decision maker.

Further, the Company has considered paragraph 11 of SFAS 131 which states:

“Not every part of an enterprise is necessarily an operating segment or part of an operating segment. For example, a corporate headquarters or certain functional departments may not earn revenues or may earn revenues that are only incidental to the activities of the enterprise and would not be operating segments. For purposes of this Statement, an enterprise’s pension and other postretirement benefit plans are not considered operating segments.”

Evaluation Considering Paragraphs 10 and 11 of SFAS 131

The Company’s mission is to build a family of the world’s best fashion retail brands in order to deliver sustained growth for our stakeholders. [REDACTED]

*** CONFIDENTIAL TREATMENT REQUESTED BY LIMITED BRANDS, INC.

PURSUANT TO RULE 83

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Based on the points outlined above and consistent with paragraph 11 of SFAS 131, it is the Company’s conclusion that Mast does not meet the criterion in paragraph 10.b. of SFAS 131 and, as a result, the Company has concluded that Mast is not, by definition, an operating segment.

Paragraph 18 of SFAS 131 requires certain information to be disclosed based upon operating segments meeting certain quantitative thresholds. The Company has concluded that paragraph 18 is not applicable based on the Company’s conclusion that Mast does not meet the definition of an operating segment.

Further, pursuant to the Staff’s request, Limited Brands acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise me at (614) 415-2403 if the Staff has any further questions or comments. Please fax any additional written comments to my attention at (614) 415-7250.

Very truly yours,

/s/ Stuart B. Burgdoerfer
Stuart B. Burgdoerfer
Executive Vice President,
Chief Financial Officer

*** CONFIDENTIAL TREATMENT REQUESTED BY LIMITED BRANDS, INC.

PURSUANT TO RULE 83

EXHIBIT A

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